Form 51-102F3

Material Change Report

Item 1Name and Address of Company

VANC Pharmaceuticals Inc. (the “Company”)

Suite 1128 – 789 West Pender Street

Vancouver, BC V6C 1H2

Item2Date of Material Change

March 8, 2018

Item 3News Release

The news release was disseminated on March 8, 2018 by way of the facilities of Marketwired.  Copies were also forwarded to the applicable Securities Commissions via SEDAR.

Item4Summary of Material Change

The Company announced a change in its Auditors.

Item 5Full Description of Material Change

Item 5.1Full Description of Material Change

The Company announced that the board of directors of the Company has appointed Davidson & Company, LLP, Chartered Professional Accountants as the Company’s new auditors, replacing Adam Sung Kim Ltd., Chartered Professional Accountant.  The Company has filed a Notice of Change of Auditors in respect of this change under its profile on SEDAR at www.sedar.com.

Item 5.2Disclosure for Restructuring Transactions

Not applicable.

Item6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Bob Rai, Chief Executive Officer and Director

Business Telephone:604 247-2639

Facsimile:604 247-2693

Item 9Date of Report

March 8, 2017